Via Facsimile and U.S. Mail
Mail Stop 4720

December 14, 2009

Peter S. Roddy
Vice President and Chief Financial Officer
2211 Bridgepointe Parkway
Suite 500
San Mateo, CA

Re: Pain Therapeutics, Inc.
     Form 10-K for the Year Ended December 30, 2009
     Filed February 13, 2009
     File Number: 000-29959

Dear Mr. Roddy:

        We have reviewed your response dated December 4, 2009 to our November 9, 2009 letter and have the following comments. In our comments, we may ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like. Please identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend the above filings.

Form 10-K

Intellectual Property, page 5

  1. We note your response to comment 1. Please confirm that you intend to provide this information in your "Intellectual Property" discussion in your next 10-K.

Schedule 14A

Compensation Discussion and Analysis, page 11

  2. To the extent you continue to state that you use purchased surveys and / or internally generated surveys for determining compensation, please confirm that you will identify the purchased surveys and identify the companies included in

your internally generated surveys and explain how you used the data generated from these surveys.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Suzanne Hayes Legal Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director